Exhibit 99.1

Universe Pharmaceuticals INC Receives Staff Determination Notice from Nasdaq Related to Delayed Annual Report

Ji’an, Jiangxi, China, Feb. 25, 2025 (GLOBE NEWSWIRE) -- Universe Pharmaceuticals INC (the “Company”) (Nasdaq: UPC), a pharmaceutical producer and distributor in China, today announced that on February 19, 2025, the Company received a staff determination notice from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is delinquent in filing its Annual Report on Form 20-F for the fiscal year ended September 30, 2024 (the “Form 20-F”) and that this matter serves as an additional basis for delisting the Company’s securities from Nasdaq. The failure to timely file the Form 20-F is a violation of Nasdaq Listing Rule 5250(c)(1).

The Company is before a Hearings Panel for its failure to comply with Listing Rule 5550(a)(2) and was therefore provided until February 26, 2025 to request a stay of the suspension of the Company’s securities, pending a Hearings Panel decision. The Company intends to request a stay of the suspension before that date. The Company is working on completing and filing the delayed Form 20-F.

This announcement is being made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About Universe Pharmaceuticals INC

Universe Pharmaceuticals INC, headquartered in Ji’an, Jiangxi, China, is a pharmaceutical producer and distributor in China. The Company specializes in the manufacturing, marketing, sales and distribution of traditional Chinese medicine derivatives products targeting the elderly with the goal of addressing their physical conditions in the aging process and to promote their general well-being. The Company also distributes and sells biomedical drugs, medical instruments, Traditional Chinese Medicine Pieces, and dietary supplements manufactured by third-party pharmaceutical companies. Currently, the Company’s products are sold in 30 provinces of China. For more information, visit the company’s website at http://www.universe-pharmacy.com/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

Contact:

Ms. Lin Yang,
Chief Financial Officer of Universe Pharmaceuticals INC
lin.yang@universe-pharmacy.com